FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

(Exact name of Registrant as specified in its charter)

Empresa Nacional de Electricidad S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, June 5th, 2012

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance Companies

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

REF: SIGNIFICANT EVENT

Dear Sir,

Pursuant to the provisions of articles 9° and 10°, subsection 2 of Law No. 18,045, and the provisions contained under Chilean General Norm 30 of this Superintendence, I hereby report the following significant event.

Supplementing the significant event dated February 29, 2012, which reported that the Board of Endesa Chile had agreed to propose, in the corporate bodies of the respective subsidiaries, to initiate an organizational structure simplification involving certain of its Chilean subsidiaries, through a staggered and successive merger process which is expected to end in the current year, Endesa Chile will be the continuing entity for its subsidiaries Ingendesa, Compañía Eléctrica San Isidro S.A., Empresa Eléctrica Pangue S.A., Central Eléctrica Tarapacá S.A., Inversiones Endesa Norte S.A., Enigesa, and Endesa Eco. Endesa Chile informs the Superintendence that the authentication process of the first two mergers has been completed, corresponding in this first stage to the merger of Empresa Eléctrica Pangue S.A. into Empresa Electrica San Isidro S.A. and the merger of Ingendesa and Enigesa into the acquiring company Endesa Norte S.A.

Both mergers are already completed and have legal effect as of May 1, 2012.

Sincerely yours,

Joaquín Galindo V.

Chief Executive Officer

Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: June 05, 2012